1Exhibit 1.01. Sale and Purchase agreement dated April 30, 2008 (translated from the executed Chinese version)

Sale and Purchase Agreement

THIS AGREEMENT is made on APRIL 30, 2008 in the city of Beijing, China

BETWEEN:

1.
Huhhot Xinhengbaide Biotechnology Co., Ltd, incorporated and existing as a limited liability company ( a sino-foreign joint venture) under the law of China with its registered address at the Industrial Area of Baimiaozi Town, Tumote Zuoqi, Huhhot City (the “Company”).

Legal Representative: Mr. Li Yongsheng

2.
Bio-Bridge Science (HK) Co., Ltd incorporated and existing as a limited liability company under the law of Hong Kong with its registered address at Suite 1403 Cambridge House 26-28 Cameron Road T.S.T KLN (the “Purchaser”).

Legal Representative: Mr. Trevor Roy

The Company and the Purchaser are collectively referred to herein as the “Parties” and individually as a “Party”.

WHEREAS:

(A)          The Company is a limited liability company established in the PRC with the registered number of 1501062000463 and the registered capital of 500,000RMB, its business is the refining, processing and sale of animal serum and application of other biologic materials and technology;

(B)         According to the resolution of the Board (Appendix I) of the Company dated on April 30, 2008, the Company increased its registered capital and agrees that the Purchaser shall purchase the increase in the registered capital of the Company at a premium (the “Increase in Capital”) in accordance with the provisions of this Sale and Purchase Agreement (the “Agreement”); and

(C)         The Purchaser agrees to purchase the Increase in Capital of the Company at a premium in accordance with the terms and conditions as set forth in this Agreement.

IT IS HEREBY AGREED:

1.	INTERPRETATION

In this Agreement and its appendices, unless the context otherwise requires, the following expressions have the following meanings:

1.1	“Business Day” means a working day other than a weekend day or a statutory holiday.

1.2	“Audit Report” means the Zhubiaoshen (2008) No.130 Audit Report issued by Beijing Zhubiao CPA INC. on January 9, 2008 (Appendix II).

1.3
“Property Valuation Report” means the Tianzhenghuapinzhi (2008) No.2 Property Valuation Report issued by Beijing TianZhengHua CPA INC. on January 9, 2008, and the Tianzhenghuapinzhi (2008) No.2 Property Valuation Report issued by Beijing TianZhengHua CPA INC. on January 26, 2008 (Appendix III).

1.4	“Balance Sheet” means the audited balance sheet of the Company up to the date of December 31, 2007 (Appendix IV).

1.5
“Current Shareholders” means collectively the shareholders of the Company after reconstruction and before the Increase in Capital, namely Huhhot Haibo Biological Production Co., Ltd, China Diamond Limited and Beijing Boda Times Science and Trade Co., Ltd.

1.6
“Effective Date” of this Agreement means the date when this Agreement is approved by the Examination and Approval Authority after execution by the respective representative or his/her authorized representatives of the Parties.

1.7	“Examination and Approval Authority” means Huhhot Municipal Bureau of Commerce or its agent which is competent to examine and approve this Agreement according to the relevant law and regulation.

1.8
“Confidential Information” means all information, unknown by the public and protected by the owner, including, without limitation, any information relating to the products, operations, processes, plans or intentions, product information, know-how, intellectual property, design rights, trade secrets, market opportunities and business affairs etc.

1.9
“Chinese Law” means all the normative documents promulgated by Chinese central or local legislation, administration or judicial authorities and applicable to China (other than the territories of Hong Kong, Macau and Taiwan), including but not limited to law, administrative regulation, departmental rules and judicial interpretation.

1.10
“Force Majeure” means all events which are beyond the control of the Parties and which are unforeseen, or if foreseen, unavoidable, and which prevent total or partial performance by any Party. Such events shall include but are not limited to any lockouts, explosions, shipwrecks, acts of nature or the public enemy, fires, flood, sabotage, accidents, strikes, wars, riots, acts of terrorists, insurrections, inability to obtain transportation, governmental action and any other similar contingency.

2.	STRUCTURE BEFORE INCREASE IN CAPITAL

The capital structure of the Company before the increase in capital shall be as indicated in the following table:

NO	Name of the shareholder	Portion to capital contribution
01	Huhhot Haibo Biological Production Co., Ltd	62%
02	China Diamond Limited	28%
03	Boda Times Science and Trade Co., Ltd	10%
	Total	100%

3.	THE CAPITAL INCREASE

3.1	The Purchaser shall make a capital contribution in USD, which shall provide sufficient capital for Purchaser to own 51% of the outstanding capital of the Company (the "Increase in Capital").

3.2
According to the Property Valuation Report, the total value of the net assets of the Company at December 31, 2007 is five million five hundred and seventy-five thousand six hundred and eighteen point eighteen RMB (RMB 5,575,618.18).

3.3
The Purchaser shall purchase the Increase in Capital for an amount in USD equal to RMB 6,000,000 (the "Purchase Price"). The exchange rate shall be the average of the buying and selling rates for US dollars published by People’s Bank of China on the same business day as the Completion. The amount of RMB 520,000 shall be registered capital of the Company, representing 51% of the registered capital of the Company after the Increase in Capital, and the balance of the purchase price shall be entered as the capital reserve fund.

3.4
After the Increase in Capital, the registered capital of the Company shall rise from RMB 500,000 to RMB 1,020,000 (the exact number shall be determined subject to the contribution verification report and renewed business license).

4.	STRUCTURE AFTER INCREASE IN CAPITAL

4.1	Upon completion of the Increase in Capital, the capital structure shall be as indicated in the following table:

No	Name of shareholder	Percentage Ownership of Company equity
01	Bio-bridge Science (HK) Co., Ltd	51%
02	Huhhot Haibo Biological Production Co., Ltd	30%
03	China Diamond Limited	14%
`04	Boda Times Science and Trade Co., Ltd	5%
	Total	100%

4.2
The Company agrees that, except as the Purchaser agrees, the Purchaser's 51% of the Company's equity shall not be changed during the period from the execution of this Agreement to the completion of the Increase in Capital.

5.	COMPLETION

5.1
The Purchaser shall, within 5 business days after satisfaction of the Conditions as set forth in Clause 7 or receipt of the written remittance notice issued by the Company (whichever is the later date), remit 20% of the Purchase Price to the Company’s designated Bank Account (the “Completion”).

5.2
Within 10 business days after the issuance of a contribution verification report by a statutory capital verification institution for the Completion, the Company shall complete such legal procedures to reflect the change in equity interest, and issue a capital contribution certificate to the Purchaser.

5.3	The balance of the investment shall be made by the Purchaser within two years after Purchaser's receipt of written notice of the issuance of the renewed business license of the Company.

5.4
If the Purchaser fails to make contribution to the registered capital during the term specified in 5.3 above and the failure lasts for more than 30 business days following written notice to the Purchaser, the Company may have the right to cancel the Purchaser’s remaining right to invest in the Company and may claim compensation against the Purchaser for breach of this Agreement.

6.	RIGHTS AND OBLIGATIONS OF SHAREHOLDER

6.1
According to the current Chinese Law, after the Completion, the Purchaser will enjoy the rights and assume the obligations of a shareholder of the Company, including but not limited to, the right to select managers, participate in decision making through its designated directors, share in profits, and Purchaser's liability to the Company shall be limited to the amount of the capital contribution it subscribes.

6.2	Unless expressly provided in this Agreement or otherwise agreed by all of the shareholders of the Company, the Company shall treat each of the shareholders equally including the Purchaser.

6.3	The Purchaser shall enjoy all rights of a shareholder which shall not be inferior to that of any other shareholders.

6.4	The Company shall not award priority to any other shareholders more favorable than those awarded to the Purchaser.

6.5	No responsibility to be assumed by the Purchaser shall be more burdensome than that assumed by any other shareholders.

7.	CONDITIONS

The Purchaser shall not be obliged to make the Completion, or any other contribution to the registered capital of the Company required by Clause 5 unless the following conditions are satisfied or otherwise waived by the Purchaser:

7.1
All the representations and undertakings made by the Company in this Agreement are true and proper in all material respects when made and shall be true in all material respects on and as of the Completion Date and each future funding date as though made on such date, except for such representations and warranties that are specifically made as of another date, in which case it shall be true and correct in all material respects as of such date, and there shall be no occurrences which may have any adverse effect on the Company.

7.2
All authorizations, consents, waivers, government approvals or other actions or proceedings required to be obtained or taken in connection with the execution, delivery and performance of this Agreement, the consummation of the Increase in Capital, the Completion and each future funding contemplated hereby shall have been duly obtained or taken.

8.	THE ARTICLES OF ASSOCIATION

The Parties agree to abide by the Articles of Association (Appendix V) adopted by the Board for the purpose of the Increase in Capital, and agree that upon the approval from the Examination and Approval Authority and issuance of the renewed certificate of registration of the Company, the new Articles of Association shall, in lieu of the current Articles of Association, constitute the legal and binding document regulating the structure and conduct of the Company and defining the rights and responsibilities between the Company and the shareholders and among the shareholders.

9.	BOARD OF DIRECTORS

9.1
The Board shall consist of the directors appointed by the shareholders, and shall be the decision-making authority of the Company and shall be responsible for making decisions on all material matters of the Company.

9.2
In order to assure the performance of the Board upon the Completion, the composition of the Board shall be adjusted in accordance with the proportions of the capital contribution made by the Parties. As agreed by the Parties, upon the Completion, the Board shall consist of seven directors, of which, four of them shall be appointed by the Purchaser and each of the other three shall be respectively appointed by Huhhot Haibo Biological Production Co., Ltd, China Diamond Limited and Beijing Boda Times Science and Trade Co., Ltd.

9.3
Each director shall be appointed for a term of three years, and may serve consecutive terms if reappointed by the Party which originally appointed him and may serve concurrently as a senior manager such as the General Manager and Deputy General Manager as approved by the Board.

9.4
One of the directors appointed by the Purchaser shall serve as the Chairman of the Board and the legal representative of the Company, and may serve consecutive terms upon re-appointment of the Purchaser.

9.5	Each Board meeting or Board action requires a quorum of five directors present in person or by proxy, and the quorum must include at least three directors appointed by the Purchaser.

9.6
All directors (including the Chairman), in general, shall serve without any remuneration, but (i) the Company shall reimburse the reasonable expenses of directors in attending meetings of the Board; (ii) a director is entitled to receive remuneration and compensation of expenses for performance of special tasks assigned by the Board within the budget terms that are approved by the Board; and (iii) the Company shall pay for general errors and omissions insurance for the directors so as to ensure maximum protection for the directors.

9.7
No director shall bear any liability for any acts performed in his capacity as a director except for such acts knowingly in violation of laws or regulations, gross negligence and willful misconduct. The directors shall exercise their powers in good faith and within the scope of authority determined or delegated by the Board.

9.8
The Board shall establish a Financial and Salary Committee which will be comprised of three Board members, two of whom must be appointed by the Purchaser. The Committee is entitled to supervise the financial and accounting matters including but not limited to, approval of the budget of the Company, preparation and approval of the employee remuneration plan and the internal audit of the Company.

10.	GENERAL MANAGER

10.1
The Company shall adopt a business management structure which shall consist of such Senior Managers as General Manager, Deputy General Manager, Chief Financial Officer, and Chief Technical Officer, etc.

10.2
The Company shall initially have one General Manager and two Deputy Managers, and the General Manager, Deputy Managers, Chief Financial Officer, and Chief Technical Officer shall all be approved by Board action.

10.3
The first General Manager of the Company shall be nominated by Huhhot Haibo Biologic Production Co., Ltd, and the Chief Financial Officer shall be nominated by the Purchaser, but the Board shall have the right to replace these and any other managers.

11.	FINANCIAL AFFAIRS AND ACCOUNTING

11.1	The Company shall establish a sound financial system in accordance with the relevant PRC regulations.

11.2
The Company shall pay various types of tax pursuant to the relevant national and local laws and regulations of China, and shall apply for all types of preferential tax treatment permitted by the Chinese law.

11.3
The Company shall, according to the provisions of PRC Chinese-Foreign Equity Joint Ventures Law and its implementing rules, the PRC Company Law and other relevant regulations, make allocations to various types of funds, the proportion of which shall be proposed by General Manager and determined by the Board.

11.4	The Company shall be audited in accordance with the various PRC laws and regulations.

12.	INFORMATION PROVIDED BY THE COMPANY TO SHAREHOLDERS

12.1	So long as the Purchaser holds any equity interest in the Company, the Company shall send to the Purchaser the information of the Company and its subsidiaries as follows:

a)	unaudited monthly financial reports and business reports formulated as per Chinese audit standard within seven days after the end of each month;

b)	unaudited quarterly financial reports and business reports formulated as per Chinese audit standard within ten days after the end of each quarter;

c)
consolidated financial reports and business reports which have been formulated as per Chinese audit standard and audited by an accountant approved by the Purchaser within twenty days after the end of each financial year;

d)	the budget report of the next financial year of the Company and its subsidiaries 45 days prior to the commencement of the next financial year; and

e)	any other information required to be provided to the shareholders according to Chinese Law, the Articles of Association of the Company or this Agreement.

12.2
Upon reasonable notice, the Purchaser shall have the right to examine the financial books and records of the Company, and Purchaser, may seek advice from its consultant, employees, independent accountant and legal counsel.

13.	REPRESENTATIONS AND UNDERTAKINGS OF THE COMPANY

The Company hereby represents and warrants to the Purchaser that:

13.1    The Company is duly incorporated with limited liability and is validly good standing under the laws of China, and holds and has the absolute right to execute and perform this Agreement as the legal and beneficial owner. There is no termination or dissolution of the Company under the PRC laws, regulations and the current Articles of Association of the Company.

13.2    All necessary corporate action has been taken to authorize the Company to execute and deliver this Agreement and perform the transactions contemplated by this Agreement.

13.3    The contributions to the registered capital of the Company prior to the Increase in Capital have been legally, properly and effectively made by the current shareholders. There is no financial assistance or pledge made available by the Company to the current shareholders or for their contributions.

13.4    There is no pledge, restriction, trust or any other limitation created upon equity interests held by the current shareholders.

13.5    The Company has obtained or possesses all the intellectual property and regulatory qualifications required for its operations. The Company is operating in the normal course of business, and there is no change which is abnormal or will have adverse effect on its property (including intangible assets), capacity, claims and debts, interests and financial status.

13.6    The management and working personnel of the Company are stable, and their remuneration and other welfare benefits have not been changed substantially recently.

13.7    The Company has at all times and does now in all material respects abide by the applicable laws, including but not limited to the laws concerning (i) development, testing, manufacturing, labeling, distribution, marketing and service; (ii) employment, safety and health; (iii) construction, environmental protection, taxation and use of land. The Company has received no notice from any authority rendering it in violation, non-abidance with the laws or threatening to withdraw any authorization, consent, approval, franchise rights, license or certificate it has obtained.

13.8    The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Company or any of its assets is bound or affected.

13.9    For the purpose of this Agreement, all the information and documents disclosed by the Company to the Purchaser, including but not limited to the audit report and the balance sheet, are in all aspects true, precise, objective and complete, and there shall be not false or misleading statement or omission. There Company has no incidental or undisclosed debts or obligations.

13.10          The Increased Capital shall be mainly used in the development andadministration of the Company.

14.	REPRESENTATIONS AND UNDERTAKINGS OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company that:

14.1
The Purchaser is duly incorporated with limited liability and validly existing under the laws of Hong Kong, and holds and has the absolute right to execute and perform this Agreement as the legal and beneficial owner. There is no termination and dissolution under the applicable laws, regulations and the current Articles of Association of the Purchaser;

14.2	All necessary corporate action has been taken to authorize the Purchaser to execute and deliver this Agreement and perform the transactions contemplated by this Agreement;

14.3
The Purchaser shall make its contributions according to the terms, methods and amount specified in this Agreement, and shall enjoy the rights and assume the obligations as a shareholder of the Company; and

14.4
The Purchaser shall execute and deliver such documents and perform all such acts and things as required by the relevant authorities to carry out the registration for the Increase in Capital, and shall provide necessary assistance thereunder.

15.	TERMINATION

15.1	During the term of this Agreement, no Party may arbitrarily amend or determine this Agreement.

15.2	If any wrongful modification or termination causes loss to other Party, the responsible Party shall be required to give reasonable compensation to the impaired Party.

15.3
Any Party that proposes to amend, complement, modify or terminate this Agreement, shall send the other Party written notice no less than 10 working days prior to the proposed change. This Agreement shall remain binding on the Parties unless an amendment is expressly approved by both Parties in writing.

15.4	The amendment, complement, modification or determination of this Agreement shall not impair or affect the other Party’s right to any other remedies accrued to it prior to the date of such action.

16.	DEFAULT AND FORCE MAJEURE

16.1
The Parties shall abide by the Agreement, and perform the obligations provided in this Agreement. Any breach or failure to perform this Agreement shall be a default of this Agreement, and the breaching Party shall be liable for such default and compensate the other Party for the loss so suffered. If this Agreement is unable to be performed or entirely performed due to the breach or failure attributable to both Parties, with the exception of Force Majeure, the loss shall be determined and born on the basis of the respective fault of each of the Parties.

16.2
During the term of this Agreement and to the extent that any of the Parties is unable to perform its contractual obligations under this Agreement as a result of an event of Force Majeure, the suffered Party(ies) shall be exempted entirely or partially from such contractual obligations without penalty. In the event of a Force Majeure, the Parties shall endeavour to minimize the consequences of such Force Majeure. At the same time, the Party encountering the Force Majeure shall promptly inform the other Party in writing and shall furnish the other Party with appropriate proof of the occurrence and duration of such Force Majeure.

16.3
During the Force Majeure, the Party encountering Force Majeure shall continue to perform the part of the obligations unaffected by such an event according to this Agreement. Once the event of Force Majeure disappears, this Agreement shall resume to its entire performance, unless the other Party deems it as unnecessary. The Parties may also, depending on the extent that this Agreement is affected by the Force Majeure, hold a consultation with the other Party on whether to extend the term of this Agreement or to terminate the affected part of this Agreement.

16.4
Where a delay is caused by a Party in performing its obligations and then an event of Force Majeure occurs thereafter, there shall be no excuse for such Party to be exempted from any of its liabilities.

17.	CONFIDENTIALITY

17.1
During the term of this Agreement and for a period of two years from the date of termination or expiration of this Agreement for any reason whatsoever, no Party may, without a prior written consent of the other Party, disclose any matter concerning or connected with this Agreement (including this Agreement itself) to any third party, except for (i) disclosure to their respective employees, financial advisers, legal counsel, accountants and valuers so long as such persons are advised of this Agreement or (ii) public disclosure by Purchaser as required by United States securities law.

17.2
Any Party that receives any Confidential Information from the other Party during the execution and performance of this Agreement shall keep it confidential , and shall not make use of or disclose the Confidential Information without the prior written consent of the other Party. The term of Confidential Information herein shall not apply to any Confidential Information which:

a)	was obtained lawfully from any third party which is free of the duty to keep such information confidential;

b)	was proved having been obtained by the receiving party before the disclosure of such Confidential Information;

c)	comes into the public domain other than through breach of this Agreement by the receiving party;

d)	was disclosed according to the order of judicial or administrative authority;

e)	was disclosed according to the provisions of PRC or United States Law.

17.3
Any Party that legally discloses this Agreement and the Confidential Information shall, give a prior notice, or if impossible, as soon as practicable afterward, to the other Party informing the content, extent and method of the disclosure.

18.	APPLICABLE LAW AND SETTLEMENT OF DISPUTES

18.1
The validity, performance, modification, termination, interpretation, effectiveness, jurisdiction and settlement of disputes of this Agreement shall be governed by relevant and published Chinese Law (other than the laws and regulations of Hong Kong, Macau and Taiwan).

18.2
If a dispute of any kind whatsoever arises in connection with this Agreement, the Parties shall use all reasonable endeavours to resolve the dispute through amicably consultation or mediation. In the event that the dispute cannot be resolved by consultation or mediation within sixty days after the occurrence of dispute, each Party may submit such dispute to arbitration in Beijing by China International Economic and Trade Arbitration Commission. Any awards made by the arbitral tribunal shall be final and binding on the Parties.

18.3	When any dispute occurs and when any dispute is under arbitration, except for the matters under dispute, the Parties shall continue to fulfill their respective obligations under this Agreement.

18.4	The invalidity of any provision of this Agreement shall not affect the validity of any other provisions of this Agreement.

19.	EFFECTIVENESS AND TERM OF THIS AGREEMENT

19.1
This Agreement shall come into effect immediately upon the respective chops and signatures of the legal representatives or its authorized representatives of the Parties and approval of the Examination and Approval Authority, and once so executed and approved, shall constitute a legal and binding document between the Parties.

19.2	This Agreement shall be terminated when both parties fulfill their rights and obligations.

19.3	The termination of this Agreement shall not affect the rights or obligations accrued by the Parties before termination.

20.	MISCELLANEOUS PROVISIONS

20.1
Any notice or other communication so served under this Agreement shall be in writing and shall be delivered personally or sent by facsimile, registered mail or telegraph to the address as specified below.

20.2	The contact details of the Parties are:

If to the Company, to:

Address: the Industrial Area of Baimiaozi Town, Tumote Zuoqi, Huhhot City, 010109

Tel: 0471-8050999 Facsimile: 0471-8050808

E-mail: lys7589@126.com

Marked for the attention of: Mr. Li Yongsheng

If to the Purchaser, to:

Address: Room 1812 Moma Bldg, No. 199 Chaoyang North Road, Chaoyang District, Beijing, China, 100026

Tel: 010-85978239 Facsimile: 010-85961286

E-mail: bbs@bio-bridge.com.cn

Marked for the attention of: Mr. Chen Zhan

or to such other person, address or facsimile number as any Party may specify by notice in writing to the others.

20.3
Should there be anything not included in this Agreement, a supplementary agreement may be executed by both Parties, and such shall constitute an integrated part of this Agreement, if there is any conflict or inconsistency between the provisions of this Agreement and the supplementary agreement, the supplementary agreement shall prevail.

20.4	The rights and obligations of each Party hereunder shall not be assignable without the express written consent of the other Party.

20.5
This Agreement shall be executed in six originals, each of the Parties may hold one copy, and may also be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF each of the Parties hereto has caused this Agreement to be executed by its duly authorised representative on the date first set forth above.

SIGNED by	(	/s/ Li Yongsheng	)
for and on behalf of	Huhhot Xinhengbaide Biotechnology Co., Ltd

SIGNED by	(	/s/ Trevor Roy	)
for and on behalf of	Bio-Bridge Science (HK) Co., Ltd

 APPENDIX

I.	Resolution of the Board of Huhhot Xinhengbaide Biotechnology Co., Ltd(omitted)

II.	Audit Report of Huhhot Xinhengbaide Biotechnology Co., Ltd (omitted)

III.	Property Evaluation Report of Huhhot Xinhengbaide Biotechnology Co., Ltd (omitted)

IV.	Balance Sheet of Huhhot Xinhengbaide Biotechnology Co., Ltd (omitted)

V.	Articles of Association of Huhhot Xinhengbaide Biotechnology Co., Ltd (omitted)